August 8, 2018

Thomas Travis
President and Chief Executive Officer
Bank7 Corp.
1039 N.W. 63rd Street
Oklahoma City, OK 73116

       Re: Bank7 Corp.
           Draft Registration Statement on Form S-1
           Submitted on July 12, 2018
           CIK No. 0001746129

Dear Mr. Travis:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on July 12, 2018

Prospectus Summary
Risks Related to Our Company and an Investment in Our Common Stock, page 8

1. Please expand this disclosure to include the risks outlined in your risk factors on pages 18-
       20 related to credit exposure in the energy and hospitality industries, concentration in commercial real estate lending, the increased risks of commercial lending, that 37% of your loan commitments are to your 20 largest borrowers and that your 20 largest depositors accounted for 22% of deposits.
 Thomas Travis
FirstName LastNameThomas Travis
Bank7 Corp.
Comapany2018
August 8, NameBank7 Corp.
August 8, 2018 Page 2
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Selected Historical Consolidated Financial And Operating Information , page 12

2. Please revise the Allowance for loan losses to nonperforming loans ratio for the period ended March 31, 2018 and the years ended December 31, 2017 and 2016.
3. Please revise the Cash and cash equivalents amounts presented to be consistent with the
         Cash and due from banks amounts appearing in the Consolidated Balance Sheets.
Risk Factors, page 16

4.       Consider adding risk factors for:
           the distribution to S Corporation holders and the tax payment distribution and the effect on capital and growth in lending; and, the increase and significance of over $290 million in loans maturing in one year or
            less (see page 60) and the reinvestment risk.
Risk Factors
Risks Relating to Our Business and Market
Our levels of nonperforming assets could increase, which would adversely affect our results of operations and financial condition ..., page 21

5. We note that your definition of nonperforming loans as non-accrual loans, loans past due
         90 days or more and still accruing interest and loans modified under troubled debt restructurings that are not performing in accordance with their modified terms is not consistent with the definition of nonperforming loans appearing on page 63. Please revise, as applicable.
Use of Proceeds, page 43

6. Please disclose whether the intended uses include investing additional capital in the Bank.
         If so, disclose the amount.
Capital Ratios, page 44

7. Please revise the capital ratio of Tangible equity to tangible assets at March 31, 2018 to be consistent with the ratio presented on page 13 under the title Selected Historical
         Consolidated Financial And Operating Information   Capital Ratios.
Capitalization , page 44

8. Please consider expanding the presentation as of March 31, 2018 by presenting as adjusted columns for both the termination of the company's election to be taxed as an S
         Corporation and then for the distributions to be paid to existing shareholders prior to presenting the effects of the net proceeds of the offering and the deduction of underwriting
 Thomas Travis
FirstName LastNameThomas Travis
Bank7 Corp.
Comapany2018
August 8, NameBank7 Corp.
August 8, 2018 Page 3
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FirstName LastName
         discounts and estimated offering expenses.
Capitalization, page 44

9.       Revise to update through the most recent practicable date.
Dilution, page 46

10. Revise to update through the most recent practicable date and adjust the Tangible Book
         Value for the distributions identified on page 44.
Managements' Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Comparability of Financial Results
S Corporation Status, page 49

11. If the distribution to shareholders is not reflected in the latest balance sheet but would be significant to reported equity, please provide a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet. In addition, since a cash distribution to shareholders will be paid out of the proceeds of the offering rather than from the current year's earnings, please present pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year's earnings) in addition to historical Earnings Per Share.
12. We note the discussion of the termination of the company's status as an S Corporation and the disclosure of Pro Forma Income Tax Expense and Net Income for the impact of being taxed as a C corporation appearing on page 50. Please present pro forma tax and Earnings
         Per Share data on the face of the historical statements for the latest fiscal year and interim period.
Results of Operations
Three Months Ended March 31, 2018 vs. Three Months Ended March 31, 2017
Net Interest Income and Net Interest Margin, page 53

13. Please revise to disclose that the effects on interest income attributable to changes in interest rate reflect changes in rate multiplied by old volume pursuant to Item I C of Guide
         III. In addition, a similar change should be made on page 57. Financial Condition
Total Assets
Nonperforming Assets, page 63

14. Please revise the amounts of total past due loans presented in the total of past due and nonaccrual loans in the aging analysis as of December 31, 2017 and 2016 of $56 and
         $1,033, respectively to be consistent with the amounts presented in the aging analysis in
 Thomas Travis
FirstName LastNameThomas Travis
Bank7 Corp.
Comapany2018
August 8, NameBank7 Corp.
August 8, 2018 Page 4
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FirstName LastName
         Note 5: Loans and the Allowance for Loan Losses of $167 and $1,470 on page F-38.
Deposits, page 67

15. Please revise the weighted average rates of Interest-bearing Time deposits and Total interest-bearing deposits for each of the periods presented to be consistent with the rates presented in the Average Balance Sheets appearing on pages 52 and 56. Recent Accounting Pronouncements, page 74

16. Please disclose here and on pages F-9 - F-10 and F-33 - F-34 of Note 1 Nature of
         Operations and Summary of Significant Accounting Policies - Recent Accounting
         Pronouncements, to disclose the date on which the company will adopt the recent accounting pronouncements.
17. Please revise the disclosure to state that the company is still assessing the impact of ASU
         2014-09, 2016-01, 2016-02 and 2017-04 similar to your disclosures in the audited
         financial statements on pages F-9 - F-10 and F-33-F-34 of Note 1 Nature of Operations
         and Summary of Significant Accounting Policies - Recent Accounting Pronouncements.
Business
Lending Activities
Agricultural Loans, page 87

18. You disclose that the agricultural loan portfolio totaled $63.8 million at March 31, 2018.
         Please revise the disclosure to be consistent with the amount of agricultural loans disclosed on pages 64, 83, F-11, F-12 and F-14.
Management, page 105

19. Please revise your directors' and executives' biographies to clearly identify the time periods associated with their business experience over the past five years. Refer to Item
         401(e) of Regulation S-K for guidance.
General

20. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Thomas Travis
Bank7 Corp.
August 8, 2018
Page 5


       You may contact Christina Harley at 202-551-3695 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameThomas Travis                          Sincerely,
Comapany NameBank7 Corp.
                                                         Division of
Corporation Finance
August 8, 2018 Page 5                                    Office of Financial
Services
FirstName LastName